

August 18, 2016

Jianrong Xia
Chief Executive Officer
Natural Destiny Inc.
Room 902, Unit 1, Pearl Business Building
Jiande City, Zhejiang Province, P.R.C. 311600

> **Re:** **Natural Destiny Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 16, 2016**
> **File No. 333-211380**

Dear Mr. Xia:

Our preliminary review of your amended registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form, including the updating requirements of Rule 8-08 of Regulation S-X that require inclusion of June 30, 2016 interim financial information. We will not perform a detailed examination of the amended registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Lawrence A. Rosenbloom, Esq.
Richard Anslow, Esq.